Argon ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22033
December 7, 2005
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eduardo Aleman, Staff Attorney
Re:	Argon ST, Inc. Registration Statement on Form S-3 (File No. 333-128211) Acceleration Request
Dear Mr. Aleman:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Argon ST, Inc. (the “Company”) hereby requests that the effective date of the above-mentioned Registration Statement be accelerated so that the Registration Statement shall become effective by 3:00 p.m. (EST) on Thursday, December 8, 2005 or as soon as practicable thereafter.
     We understand and acknowledge that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[signature on following page]

Division of Corporate Finance
December 7, 2005
Very truly yours,
ARGON ST, INC.
/s/ Victor F. Sellier
Victor F. Sellier
Vice President — Business Operations, Chief
Financial Officer and Secretary (Chief
Accounting Officer)